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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2004

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                    -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No    X
                                 ------- -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Capital Group International Inc. acquires 5.75% in Converium registered shares -held and managed in various funds-

    ZUG, Switzerland--(BUSINESS WIRE)--Feb. 18, 2004--We hereby inform you that Capital Group International Inc., 333 South Hope Street, in Los Angeles, CA, 90071-1406, has acquired for its own account and on behalf of various of its international subsidiaries 2,298,540 registered shares in Converium Holding Ltd, Zug (NYSE:CHR)(SWX:CHR). This corresponds to 5.75% of Converium's registered shares. These shares were purchased for own account trading and asset management purposes by the various entities. None of these entities represented by Capital Group International Inc., individually holds shares of 5% or more of Converium's registered share capital.

    Disclosed share holdings in Converium Holding Ltd, Zug
    To-date the following interests have been previously notified to Converium Holding Ltd, Zug:

    --  Fidelity International Limited ("Fidelity"), Hamilton/Bermuda:
        9.87% (date of notification April 28, 2003)

    --  Wellington Management Company ("Wellington"), LLP,
        Boston/Massachusetts, U.S.A.: 7.68% (date of notification
        January 11, 2002)

    -- Capital Group International Inc., Los Angeles/California (date of notifcation, February 16, 2004)

    Fidelity is an investment advisor, which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts and certain institutional investors. Only one shareholder, a fund managed by Fidelity International Limited (European Growth SICAV Luxembourg: 6.01%), is registered in Converium's share register with an individual shareholding exceeding the 5% threshold.
    Wellington is an investment advisor and portfolio manager having voting authority for 47 investment advisory clients, none of which has an individual shareholding in excess of 5%.
    Capital Group International Inc. is a parent holding company of a group of investment management companies, which provides investment advisory and management services for their respective clients, including registered investment companies and institutional accounts.

    CONTACT: Converium Holding Ltd
             Investor Relations:
             Zuzana Drozd, +41 (0)1 639 91 20
             zuzana.drozd@converium.com
             or
             Media Relations:
             Michael Schiendorfer, +41 (0)1 639 96 57 michael.Schiendorfer@converium.com www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 CONVERIUM HOLDING AG




                                 By:  /s/ Dirk Lohmann
                                      Name:      Dirk Lohmann
                                      Title:     CEO




                                 By:  /s/ Christian Felderer
                                      Name:      Christian Felderer
                                      Title:     General Legal Counsel



Date:  February 18, 2004